Rule 424(b)(3)
                                                                 No. 333-15411

                       CNL AMERICAN PROPERTIES FUND, INC.

         This Supplement is part of, and should be read in conjunction with, the Prospectus dated April 18, 1997 and the Prospectus Supplement dated January 21, 1998. This Supplement replaces the Supplement dated January 27, 1998. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         Information as to proposed properties for which the Company has received initial commitments and as to the number and types of Properties acquired by the Company is presented as of February 10, 1998, and all references to commitments or Property acquisitions should be read in that context. Proposed properties for which the Company receives initial commitments, as well as property acquisitions that occur after February 10, 1998, will be reported in a subsequent Supplement.

                                  THE OFFERING

         As of the completion of its Initial Offering, the Company had received subscription proceeds of $150,591,765 (15,059,177 shares), including $591,765 (59,177 shares) issued pursuant to the Reinvestment Plan and after deduction of selling commissions, marketing support and due diligence expense reimbursement fees and offering expenses, net proceeds to the Company from its Initial Offering totalled approximately $134,000,000. Following the completion of its Initial Offering on February 6, 1997, the Company commenced this offering of up to 27,500,000 Shares. As of February 10, 1998, the Company had received subscription proceeds of $236,599,874 (23,659,987 Shares), including $1,872,648 (187,265 Shares) issued pursuant to the Reinvestment Plan, from 10,643 stockholders in connection with this offering. Net Offering Proceeds to the Company after deduction of Selling Commissions, Marketing Support and Due Diligence Expense Reimbursement Fees and Offering Expenses totalled approximately $214,260,000. As of February 10, 1998, the Company had invested or committed for investment approximately $282,049,000 of aggregate net proceeds from the Initial Offering and this offering in 248 Properties, in providing mortgage financing to the tenants of the 44 Properties consisting of land only to purchase the buildings on these Properties and the buildings on two additional properties through Mortgage Loans, and in paying acquisition fees and certain acquisition expenses, leaving approximately $66,256,000 in aggregate net offering proceeds available for investment in Properties and Mortgage Loans. As of February 10, 1998, $10,646,994 of the Net Offering Proceeds from this offering had been incurred as Acquisition Fees to the Advisor.

                                    BUSINESS

PROPERTY ACQUISITIONS

         Between January 1, 1998 and February 10, 1998, the Company acquired four Properties consisting of land and building. These Properties are two Golden Corral Properties (one in each of Dubuque, Iowa; and Edmond, Oklahoma) and two Tumbleweed Southwest Mesquite Grill & Bar Properties (one in each of Clarksville and Hermitage, Tennessee). For information regarding the Properties acquired by the Company prior to January 1, 1998, see the Prospectus dated April 18, 1997 and the Prospectus Supplement dated January 21, 1998.

         In connection with the purchase of the two Golden Corral Properties and the two Tumbleweed Southwest Mesquite Grill & Bar Properties which are land and building, the Company, as lessor, entered into long-term lease agreements with unaffiliated lessees. The general terms of the lease agreements are described in the section of the Prospectus entitled "Business - Description of Property Leases." In addition, in connection with the purchase of these Properties, which



February 17, 1998                               Prospectus Dated April 18, 1997
are to be constructed, the Company has entered into development and indemnification and put agreements with the lessee. The general terms of these agreements are described in the section of the Prospectus entitled "Business - Site Selection and Acquisition of Properties - Construction and Renovation."

         The following table sets forth the location of the four Properties consisting of land and building, acquired by the Company, from January 1, 1998 through February 10, 1998, a description of the competition, and a summary of the principal terms of the acquisition and lease of each Property.

                              PROPERTY ACQUISITIONS
                 From January 1, 1998 through February 10, 1998


                                                         Lease Expira-
Property Location and      Purchase         Date           tion and             Minimum                              Option
Competition                Price (1)      Acquired      Renewal Options     Annual Rent (2)     Percentage Rent    To Purchase
---------------------    ------------     --------      ---------------     ---------------     ---------------    -----------
Golden Corral (6)        $520,186         01/20/98      07/2013; four       10.75% of Total     for each lease    during the
(the "Dubuque #2         (excluding                     five-year           Cost (4)            year, 5% of       first through
Property")               development                    renewal options                         the amount by     seventh
Restaurant to be         costs) (3)                                                             which annual      lease years
constructed                                                                                     gross sales       and the
                                                                                                exceed            tenth through
The Dubuque #2                                                                                  $2,833,105 (5)    fifteenth lease
Property is located on                                                                                            years only
the northeast corner of
the intersection of
Northwest Arterial and
Chavenelle Road, in
Dubuque, Dubuque
County, Iowa, in an
area of mixed retail,
commercial, and
residential
development.



                                       -3-






Golden Corral (6)        $546,484         01/20/98      07/2013; four       10.75% of Total        for each lease    during the
(the "Edmond             (excluding                     five-year           Cost (4)               year, 5% of       first through
Property")               development                    renewal options                            the amount by     seventh
Restaurant to be         costs) (3)                                                                which annual      lease years
constructed                                                                                        gross sales       and the
                                                                                                   exceed            tenth
The Edmond Property                                                                                $2,776,470 (5)    through
is located on the                                                                                                    fifteenth
northwest corner of                                                                                                  lease years
Broadway Extension                                                                                                   only
and Comfort Drive, in
Edmond, Oklahoma
County, Oklahoma, in
an  area  of  mixed
retail,  commercial,
and residential
development.  Other
fast-food and family-
style restaurants
located in  proximity
to the Edmond Property
include an Applebee's,
a Chili's, an Outback
Steak House, a Perkins,
a Chick-Fil-A, a Taco
Bell, a McDonald's, a
Burger King, a Hardee's,
and several local
restaurants.



                                                          Lease Expira-
Property Location and       Purchase         Date           tion and               Minimum                              Option
Competition                 Price (1)      Acquired      Renewal Options       Annual Rent (2)     Percentage Rent  To Purchase
---------------------     ------------     --------      ---------------       ---------------     ---------------  -----------
Tumbleweed               $565,440         02/10/98      02/2018; two        11% of Total Cost      for each lease    at any time
Southwest Mesquite       (excluding                     five-year           (4); increases by      year, (i) 5% of   after the
   Grill & Bar (7)       development                    renewal options     10% after the fifth    annual gross      seventh
(the "Clarksville        costs) (3)                                         lease year and after   sales  minus      lease year
Property")                                                                  every five years       (ii) the
Restaurant to be                                                            thereafter during the  minimum
constructed                                                                 lease term             annual rent for
                                                                                                   such lease year
The Clarksville
Property is located
on the northwest
corner of  Wilma-
Rudolph Boulevard
and SR 374, in
Clarksville,
Montgomery County,
Tennessee, in an area
of mixed retail,
commercial, and
residential development.

Tumbleweed               $511,103         02/10/98      02/2018; two        11% of Total Cost      for each lease    at any time
Southwest Mesquite       (excluding                     five-year           (4); increases by      year, (i) 5% of   after the
   Grill & Bar (7)       development                    renewal options     10% after the fifth    annual gross      seventh
(the "Hermitage          costs) (3)                                         lease year and after   sales minus (ii)  lease year
Property")                                                                  every five years       the minimum
Restaurant to be                                                            thereafter during the  annual rent for
constructed                                                                 lease term             such lease year

The Hermitage Property
is located on the east
side of Old Hickory
Boulevard,  in Hermitage,
Davidson County,
Tennessee, in an area
of mixed retail,
commercial, and
residential development.
Other  fast-food and
family-style restaurants
located in proximity
to the Hermitage Property
include an Applebee's and
a Schlotzsky's Deli.


--------------------------
FOOTNOTES:

(1) The estimated federal income tax basis of the depreciable portion (the building portion) of each of the construction Properties acquired, once the buildings are constructed, is set forth below:

         Property                                Federal Tax Basis
         --------                                -----------------

         Dubuque #2 Property                            $1,074,000
         Edmond Property                                 1,012,000
         Clarksville Property                              926,000
         Hermitage Property                                926,000

(2) For the Dubuque #2 and Edmond Properties, minimum annual rent will become due and payable on the earlier of (i) 180 days after execution of the lease, (ii) the date the certificate of occupancy for the restaurant is issued, or (iii) the date the restaurant opens for business to the public. For the Clarksville and Hermitage Properties, minimum annual rent will become due and payable on the earlier of (i) 180 days after execution of the lease, (ii) the date the certificate of occupancy for the restaurant is issued, (iii) the date the restaurant opens for business to the public, or (iv) the date the tenant receives from the landlord its final funding of the construction costs. During the period commencing with the effective date of the lease to the date minimum annual rent becomes payable for the Dubuque #2 and Edmond Properties, as described above, interim rent equal to ten percent per annum of the amount funded by the Company in connection with the purchase and construction of the Properties shall accrue and be payable in a single lump sum at the time of final funding of the construction costs. During the period commencing with the effective date of the lease to the date minimum annual rent becomes payable for the Clarksville and Hermitage Properties, as described above, the tenant shall pay monthly "interim rent" equal to 11% per annum of the amount funded by the Company in connection with the purchase and construction of the Properties.

(3) The development agreements for the Properties which are to be constructed, provides that construction must be completed no later than the dates set forth below. The maximum cost to the Company, (including the purchase price of the land, development costs, and closing and acquisition costs) is not expected to, but may, exceed the amount set forth below:

         Property                Estimated Maximum Cost   Estimated Final Completion Date
         --------                ----------------------   -------------------------------
         Dubuque #2 Property             $1,647,329              July 19, 1998
         Edmond Property                  1,616,169              July 19, 1998
         Clarksville Property             1,488,802              August 9, 1998
         Hermitage Property               1,432,291              August 9, 1998

(4) The "Total Cost" is equal to the sum of (i) the purchase price of the property, (ii) closing costs, and (iii) actual development costs incurred under the development agreement.

(5) Percentage rent shall be calculated on a calendar year basis (January 1 to December 31).

(6) The lessee of the Dubuque #2 and Edmond Properties is the same unaffiliated lessee.

(7) The lessee of the Clarksville and Hermitage Properties is the same unaffiliated lessee.

PENDING INVESTMENTS

         As of February 10, 1998, the Company had initial commitments to acquire ten properties, including eight properties consisting of land and building and two properties consisting of building only. The acquisition of each of these properties is subject to the fulfillment of certain conditions, including, but not limited to, a satisfactory environmental survey and property appraisal. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or more of these properties will be acquired by the Company. If acquired, the leases of all ten of these properties are expected to be entered into on substantially the same terms described in the section of the Prospectus entitled "Business - Description of Property Leases."

         In connection with the IHOP property in Saugus, Massachusetts, the Company anticipates owning only the building and not the underlying land. However, the Company anticipates entering into a landlord estoppel agreement with the landlord of the land and a collateral assignment of the ground lease with the lessee in order to provide the Company with certain rights with respect to the land on which the building is located.

         In connection with one of the Shoney's properties in Phoenix, Arizona, the Company anticipates owning only the building and not the underlying land. However, the Company anticipates entering into a tri- party agreement with the lessee and the landlord of the land in order to provide the Company with certain rights with respect to the land on which the building is located.

         Set forth below are summarized terms expected to apply to the leases for each of the properties. More detailed information relating to a property and its related lease will be provided at such time, if any, as the property is acquired.


                            Lease Term and
Property                    Renewal Options         Minimum Annual Rent            Percentage Rent         Option to Purchase
--------                    ---------------         -------------------            ---------------         ------------------
Arby's                   20 years; two five-                (2)                         None               at any time after
Jacksonville, FL         year renewal options                                                              the seventh lease
Restaurant to be                                                                                           year
constructed

Boston Market            15 years;  five five-    10.38% of the Company's          for each lease year     at any time after
Colorado Springs, CO     year renewal options     total cost to purchase the       after the fifth lease   the fifth lease year
Existing restaurant                               property; increases by 10%       year, (i) 4% of annual
                                                  after the fifth lease year       gross sales minus (ii)
                                                  and after every five years       the minimum annual rent
                                                  thereafter during the lease      for such lease year
                                                  term

Ground  Round            20 years; five five-   10.25% of the Company's                  (3)               at any time after
Maple Shade, NJ          year renewal options   total cost to purchase the                                 the seventh lease
Existing restaurant                             property                                                   year


IHOP (4)                          (5)           11.78% of the Company's       for each lease year, (i) 3%   at any time after
Saugus, MA                                      total cost to purchase the    of annual gross sales minus   the fifth lease
Existing restaurant                             building; increases by 5.81%  (ii) the minimum annual rent  year
                                                after the fifth lease year,   for such lease year
                                                4.66% after the tenth lease
                                                year, and 2.83% after the
                                                fifteenth lease year

Jack in the Box          18 years; four five-   10% of Total Cost (1);                  None               at any time after
Los Angeles, CA (#4)     year renewal options   increases by 8% after the                                  the seventh lease
Restaurant to be                                fifth lease year and after                                 year (6)
constructed                                     every five years thereafter
                                                during the lease term

Jack in the Box          18 years; four five-   10% of Total Cost (1);                  None               at any time after
Waxahachie, TX           year renewal options   increases by 8% after the                                  the seventh lease
Restaurant to be                                fifth lease year and after                                 year (6)
constructed                                     every five years thereafter
                                                during the lease term

Ruby Tuesday's           20 years;  two five-   11% of Total Cost (1);         for each lease year,(i) 6%    at any time after
Georgetown,  KY          year renewal options   increases by 10% after the     of annual gross sales minus   the seventh lease
Restaurant to be                                fifth lease year and after     (ii) the minimum annual rent  year
constructed                                     every five years thereafter    for such lease year at any
                                                during the lease term          time after the seventh lease
                                                                               year

Ruby  Tuesday's          20 years;  two five-   11% of Total Cost (1);         for each lease year, (i) 6%    at any time after
Somerset,  KY            year renewal  options  increases by 10% after the     of annual gross sales minus    the seventh  lease
Restaurant to be                                fifth lease year and after     (ii) the minimum  annual rent  year
constructed                                     every five years thereafter    for such lease year
                                                during the lease term



                            Lease Term and
Property                    Renewal Options         Minimum Annual Rent            Percentage Rent         Option to Purchase
--------                    ---------------         -------------------            ---------------         -------------------
Shoney's                 20 years;  two five-     11% of Total Cost (1);        for each lease year, (i)   at any time after
Phoenix, AZ (#4)         year renewal options     increases by 10% after the    6% of annual gross sales   the seventh  lease
Restaurant to be                                  fifth lease year and after    minus (ii) the  minimum    year
renovated                                         every five years thereafter   annual rent for such lease
                                                  during the lease term         year

Shoney's (7)                      (8)           11% of Total Cost (1);       for each lease year, (i) 2.5%  at any time after
Phoenix, AZ (#5)                                increases by 10% after the   of annual gross sales minus    the seventh lease
Restaurant to be                                fifth lease year and after   (ii) the minimum annual rent   year
constructed                                     every five years thereafter  for such lease year
                                                during the lease term





------------------------
FOOTNOTES:

(1) The "Total Cost" is equal to the sum of (i) the purchase price of the property, (ii) closing costs, and (iii) actual development costs incurred under the development agreement.

(2) Initial construction period rent equal to 325 basis points over non-callable U.S. Treasuries with a maturity date of 20 years. Initial minimum annual rent shall equal the rate which is in effect 15 business days prior to the commencement of the annual rent. Minimum annual rent shall be adjusted upward at the end of each 36 month period after the Company's closing on the property by the lower of (i) 4.14% of the minimum annual rent or (ii) an amount equal to the product obtained by multiplying the Consumer Price Index by three.

(3) For each lease year, percentage rent shall be calculated upon the amount by which gross sales exceed a to be determined breakpoint (base sales) as follows; 6% for an increase of 0% to 33.33% above base sales, 5.5% for an increase of 33.34% to 66.7% above base sales, and 5% for an increase of 66.8% to 100% above base sales. For increases in gross sales in excess of 100%, percentage rent shall decrease by .5% for every additional 33.33% increase above base sales.

(4) The Company anticipates owning the building only for this property. The Company will not own the underlying land; although, the Company anticipates entering into a landlord estoppel agreement with the landlord of the land and a collateral assignment of the ground lease with the lessee in order to provide the Company with certain rights with respect to the land on which the building is located.

(5) The lease term shall expire upon the earlier of (i) the date 20 years from the date of closing, (ii) the expiration of the original term of the ground lease, or (iii) the earlier termination of the ground lease.

(6) In the event the Company purchases the property directly from the lessee, the lessee will have no option to purchase the property.

(7) The Company anticipates owning the building only for this property. The Company will not own the underlying land; although, the Company anticipates entering into a tri-party agreement with the lessee and the landlord of the land in order to provide the Company with certain rights with respect to the land on which the building is located.

(8) The lease term shall expire upon the earlier of (i) the expiration of the original term of the ground lease, or (ii) the earlier termination of the ground lease.

                STATEMENT OF ESTIMATED TAXABLE OPERATING RESULTS
                         BEFORE DIVIDENDS PAID DEDUCTION
                       CNL AMERICAN PROPERTIES FUND, INC.
                    PROPERTIES ACQUIRED FROM JANUARY 1, 1998
                            THROUGH FEBRUARY 10, 1998
                For the Year Ended December 31, 1996 (Unaudited)


         The following schedule presents unaudited estimated taxable operating results before dividends paid deduction of each Property acquired by the Company from January 1, 1998 through February 10, 1998. The statement presents unaudited estimated taxable operating results for each Property that was operational as if the Property had been acquired and operational on January 1, 1996 through December 31, 1996. The schedule should be read in light of the accompanying footnotes.

         These estimates do not purport to present actual or expected operations of the Company for any period in the future. These estimates were prepared on the basis described in the accompanying notes which should be read in conjunction herewith. No single lessee or group of affiliated lessees lease Properties or has borrowed funds from the Company with an aggregate purchase price in excess of 20% of the expected total net offering proceeds of the Company.



                                      Golden Corral      Golden Corral       Tumbleweed Southwest         Tumbleweed Southwest
                                   Dubuque #2, IA (6)    Edmond, OK (6)    Mesquite Grill & Bar (7)     Mesquite Grill & Bar (7)
                                   ------------------    --------------    ------------------------     ------------------------
Estimated Taxable Operating
  Results Before Dividends
  Paid Deduction:

Base Rent (1)                           (5)                   (5)                (5)                             (5)

Asset Management Fees (2)               (5)                   (5)                (5)                             (5)

General and Administrative
  Expenses (3)                          (5)                   (5)                (5)                             (5)

Estimated Cash Available from
  Operations                            (5)                   (5)                (5)                             (5)

Depreciation and Amortization
  Expense (4)                           (5)                   (5)                (5)                             (5)

Estimated Taxable Operating
  Results Before Dividends
  Paid Deduction                        (5)                   (5)                (5)                             (5)




----------------------
FOOTNOTES:

(1) Base rent does not include percentage rents which become due if specified levels of gross receipts are achieved.

(2) The Properties will be managed pursuant to an advisory agreement between the Company and CNL Fund Advisors, Inc. (the "Advisor"), pursuant to which the Advisor will receive monthly asset management fees in an amount equal to one-twelfth of .60% of the Company's Real Estate Asset Value as of the end of the preceding month as defined in such agreement. See "Management Compensation."

(3) Estimated at 6.2% of gross rental income based on the previous experience of Affiliates of the Advisor with 17 public limited partnerships which own properties similar to those owned by the Company. Amount does not include soliciting dealer servicing fee due to the fact that such fee will not be incurred until December 31 of the year following the year in which the offering terminates.

(4) The estimated federal tax basis of the depreciable portion (the building portion) of each Property has been depreciated on the straight-line method over 39 years.

(5) The Property is under construction for the period presented. The development agreements for the Properties which are to be constructed, provide that construction must be completed no later than the dates set forth below:

         Property                       Estimated Final Completion Date
         --------                       -------------------------------

         Dubuque #2 Property            July 19, 1998
         Edmond Property                July 19, 1998
         Clarksville Property           August 9, 1998
         Hermitage Property             August 9, 1998

(6) The Lessee of the Dubuque #2 and Edmond Properties is the same unaffiliated lessee.

(7) The Lessee of the Clarksville and Hermitage Properties is the same unaffiliated lessee.